UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Explanatory Note

On May 9, 2025, the board of directors of Pintec Technology Holdings Limited (“Company”), a Cayman Islands exempted company with limited liability, approved to hold an extraordinary general meeting of shareholders of the Company (the “EGM”) in accordance with applicable Cayman Islands laws. The EGM will be held on June 13, 2025 at 10:00 a.m. (Beijing time) at 4/F, Vanke Times Center, Chaoyang Road, Chaoyang District, Beijing, the People’s Republic of China. The press release, notice of the EGM, the form of proxy and a form of voting cards for ADS holders are attached hereto as exhibits.

Exhibits

Exhibit No.	Description
99.1	Press Release – Pintec to Hold Extraordinary General Meeting of Shareholders
99.2	Notice of Extraordinary General Meeting of Shareholders
99.3	Form of Proxy for Extraordinary General Meeting of Shareholders
99.4	Voting Card for ADS Holders

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: May 9, 2025